                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             SCHEDULE 13D AMENDMENT

                    Under the Securities Exchange Act of 1934

                             CONE MILLS CORPORATION
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   206814 10 5
                                   -----------
                                 (CUSIP Number)

                            Albert A. Woodward, Esq.
                                Maun & Simon, PLC
                        2000 Midwest Plaza Building West
                                801 Nicollet Mall
                          Minneapolis, Minnesota 55402
                                 (612) 904-7400
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  March 4, 1999
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                     (Cover page continued on next 14 pages)

                                  SCHEDULE 13D
                                  -------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------

(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         MARC H. KOZBERG
(entities only)...................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................   70,000

     (8) Shared voting power......................  245,000

     (9) Sole dispositive power...................   70,000

     (10) Shared dispositive power................  245,000
--------------------------------------------------------------------------------
(11) Aggregate amount  beneficially  owned by
each reporting  person.                             315,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.2%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         DR. DEMETRE NICOLOFF
(entities only)...................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  122,000

     (8) Shared voting power......................  245,000

     (9) Sole dispositive power...................  122,000

     (10) Shared dispositive power................  245,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              367,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.4%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         G. JAMES SPINNER
(entities only)...................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization........... USA
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................   75,000

     (8) Shared voting power......................  245,000

     (9) Sole dispositive power...................   75,000

     (10) Shared dispositive power................  245,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              320,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.3%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         ROBERT H. PAYMAR
(entities only)...................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  150,000

     (8) Shared voting power......................  245,000

     (9) Sole dispositive power...................  150,000

     (10) Shared dispositive power................  245,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              395,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.6%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         STANLEY I. BARENBAUM
(entities only)...................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  -0-

     (8) Shared voting power......................  245,000

     (9) Sole dispositive power...................  -0-

     (10) Shared dispositive power................  245,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              245,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................  SUMMIT CAPITAL APPRECIATION
I.R.S. Identification Nos. of above persons         FUND LP
(entities only)...................................  41-1822728
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  MINNESOTA
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  245,000

     (8) Shared voting power......................  -0-

     (9) Sole dispositive power...................  245,000

     (10) Shared dispositive power................  -0-
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                   245,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................  SCA MANAGEMENT PARTNERS,
I.R.S. Identification Nos. of above persons         L.L.P.
(entities only)...................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              HC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  MINNESOTA
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  -0-

     (8) Shared voting power......................  245,000

     (9) Sole dispositive power...................  -0-

     (10) Shared dispositive power................  245,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              245,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................  ARBITRADE LLC
I.R.S. Identification Nos. of above persons
(entities only)...................................  36-3997384
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  ILLINOIS
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  336,500

     (8) Shared voting power......................  -0-

     (9) Sole dispositive power...................  336,500

     (10) Shared dispositive power................  -0-
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              336,500
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.3%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................  ARBITRADE HOLDINGS LLC
I.R.S. Identification Nos. of above persons
(entities only)...................................  41-1890776
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              HC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  ILLINOIS
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  428,000

     (8) Shared voting power......................  -0-

     (9) Sole dispositive power...................  428,000

     (10) Shared dispositive power................  -0-
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              428,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.7%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         IRVIN KESSLER
(entities only)...................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  -0-

     (8) Shared voting power......................  428,000

     (9) Sole dispositive power...................  -0-

     (10) Shared dispositive power................  428,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                   428,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.7%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         EFRAIM GUILDON
(entities only)...................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  -0-

     (8) Shared voting power......................  428,000

     (9) Sole dispositive power...................  -0-

     (10) Shared dispositive power................  428,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                   428,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.7%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         PETER HAJAS
(entities only)...................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  -0-

     (8) Shared voting power......................  428,000

     (9) Sole dispositive power...................  -0-

     (10) Shared dispositive power................  428,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              428,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.7%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         MARK LYONS
(entities only)...................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  -0-

     (8) Shared voting power......................  428,000

     (9) Sole dispositive power...................  -0-

     (10) Shared dispositive power................  428,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              428,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.7%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         MERRILL FERGUSON
(entities only)...................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ----------------------------
                                                    (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  -0-

     (8) Shared voting power......................  428,000

     (9) Sole dispositive power...................  -0-

     (10) Shared dispositive power................  428,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              428,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.7%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the voting Common Stock, par value $.10 of Cone Mills Corporation (the "Issuer"), a North Carolina corporation, having its principal place of business at 3101 North Elm Street, Greensboro, North Carolina 27415-6540.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"). There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment.

1.       Marc H. Kozberg
2.       Bruce E. Hendry
3.       James A. Potter
4.       Susan N. Potter
5.       Dr. Demetre Nicoloff
6.       G. James Spinner
7.       Robert H. Paymar
8.       Stanley I. Barenbaum
9.       Summit Capital Appreciation Fund LP
10.      SCA Management Partners, L.L.P.
11.      The Temple Company, L.L.P.
12.      Charmel Limited Partnership
13.      Charmel Enterprises, Inc.
14.      Richard Fitzgerald
15.      Charles Barry
16.      Melanie Barry
17.      Arbitrade LLC
18.      Arbitrade Holdings LLC
19.      Deephaven  Opportunity Trading Fund LP
20.      Deephaven Investment Advisors LLC
21.      Irvin Kessler
22.      Efraim Guildon
23.      Peter Hajas
24.      Mark Lyons
25.      Merrill Ferguson

         None of the above-referenced Holders has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, any of the Holders became subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock of the Issuer were purchased by each Holder from available cash resources or working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         See Item 3. The Holders have acquired the Common Stock of the Issuer for investment purposes. The Holders may acquire additional shares of Common Stock of the Issuer and specifically reserve the right to sell all or any portion of the Common Stock if they deem it to be in their best interest. The Holders intend to explore opportunities to enhance shareholder value and to that end intend to explore the retention of an investment banking firm. While the Holders do not have any plans or proposals respecting extraordinary corporate transactions effecting the Issuer, the sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structure, charter or bylaws or the listing of the issuer securities or similar actions, they intend to consider all possibilities of enhancing shareholder value, including but not limited to possible sale of the Issuer, acquisition of the Issuer or acquisition of a controlling interest in the Issuer. The Holders, through Mr. Kozberg and Mr. Hendry, intend to actively monitor the management and business of the Issuer and specifically reserve the right to communicate with management and other shareholders of the Issuer regarding matters of common concern, including consideration of transactions such as those outlined above.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of March 4, 1999 by each of the Holders is set forth below:


                                          Number of Shares            Percentage of
             Name                         of Common Stock           Outstanding Shares
             ----                         ---------------           ------------------
         Marc H. Kozberg*                      315,000                    1.2%
         Bruce E. Hendry                     1,060,700                    4.2%
         Dr. Demetre Nicoloff*                 367,000                    1.4%
         G. James Spinner*                     320,000                    1.3%
         Robert H. Paymar*                     395,000                    1.6%
         Stanley I. Barenbaum*                 245,000                    1.0%
         James A. Potter                        22,000                    0.1%
         Susan N. Potter                         2,500                  < 0.1%
         Summit Capital
            Appreciation Fund LP               245,000                    1.0%
         SCA Management
            Partners, L.L.P.*                  245,000                    1.0%
         The Temple Company,
            L.L.P.                             104,000                    0.4%
         Charmel Limited Partnership           310,000                    1.2%
         Charmel Enterprises, Inc.^            310,000                    1.2%
         Richard Fitzgerald#                   104,000                    0.4%
         Charles Barry#^                       414,000                    1.6%
         Melanie Barry^                        310,000                    1.2%
         Arbitrade LLC                         336,500                    1.3%
         Arbitrade Holdings LLC+@              428,000                    1.7%
         Deephaven Opportunity
            Trading Fund LP                     91,500                    0.4%
         Deephaven Investment
            Advisors LLC@                       91,500                    0.4%
         Irvin Kessler+@                       428,000                    1.7%
         Efraim Guildon+@                      428,000                    1.7%
         Peter Hajas+@                         428,000                    1.7%
         Mark Lyons+@                          428,000                    1.7%
         Merrill Ferguson+@                    428,000                    1.7%


* Includes 245,000 shares of Common Stock owned by Summit Capital Appreciation Fund LP.
#     Includes 104,000 shares of Common Stock owned by The Temple Company,
      L.L.P.
^     Includes 310,000 shares of Common Stock owned by Charmel Limited
      Partnership
+     Includes 336,500 shares of Common Stock owned by Arbitrade LLC
@ Includes 91,500 shares of Common Stock owned by Deephaven Opportunity Trading Fund LP

         The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference. Cover pages have been included in this filing only to the extent a Holder's beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

         According to the Issuer's most recent Form 10-Q filing with the SEC, the Issuer has 25,432,233 shares of Common Stock outstanding. The Holders, as of March 4, 1999, collectively own 2,586,700 shares of the Issuer's Common Stock, constituting approximately 10.2% of all of the outstanding voting Common Stock. Transactions by the Holders in Common Stock of the Issuer not previously reported by the Holders in a Schedule 13D filing relating to the securities of the Issuer are as follows:


                                       TYPE OF        NUMBER OF      PRICE/
    NAME                  DATE       TRANSACTION       SHARES        SHARE
    ----                  ----       -----------       ------        -----
Demetre Nicoloff        02/11/99         Buy             5,000       4.7500
SCAP, LP*               02/11/99         Buy            25,000       4.7500
Arbitrade LLC           02/11/99         Buy            27,400       4.8750
Robert H. Paymar        02/11/99         Buy            25,000       4.7500
Marc H. Kozberg         02/12/99         Buy            10,000       4.7500
G. James Spinner        02/12/99         Buy            25,000       4.7500
Marc H. Kozberg         02/15/99         Buy             6,900      4.64221
Demetre Nicoloff        02/24/99         Buy            10,000       4.8750
Marc H. Kozberg         02/24/99         Buy             3,100       4.7500
Robert H. Paymar        03/01/99         Buy            10,000       4.6594
Robert H. Paymar        03/02/99         Buy            15,000       4.5625
Arbitrade LLC           03/03/99         Buy            30,000       4.6670
Demetre Nicoloff        03/04/00         Buy             4,000       4.6366


*  Summit Capital Appreciation Fund, LP

TOTAL PURCHASES                     196,400
TOTAL SALES                             (0)
NET                                 196,400


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Bruce E. Hendry
                                     -------------------------------------------
                                     Bruce E. Hendry

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Marc H. Kozberg
                                     -------------------------------------------
                                     Marc H. Kozberg

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Demetre Nicoloff
                                     -------------------------------------------
                                     Dr. Demetre Nicoloff

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ G. James Spinner
                                     -------------------------------------------
                                     G. James Spinner

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Robert H. Paymar
                                     -------------------------------------------
                                     Robert H. Paymar

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Stanley I. Barenbaum
                                     -------------------------------------------
                                     Stanley I. Barenbaum

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ James A. Potter
                                     -------------------------------------------
                                     James A. Potter

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Susan N. Potter
                                     -------------------------------------------
                                     Susan N. Potter

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                     SUMMIT CAPITAL APPRECIATION FUND LP

                                     By:  SCA Management Partners L.L.P.

                                           By:  /s/ Marc H. Kozberg
                                              ----------------------------------
                                                Marc H. Kozberg, a partner

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                     SCA MANAGEMENT PARTNERS, L.L.P.

                                     By:  /s/ Marc H. Kozberg
                                        ---------------------------------------
                                          Marc H. Kozberg, a partner

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                     THE TEMPLE COMPANY, L.L.P.

                                     By:  /s/ Charles Barry
                                        ----------------------------------------
                                          Charles Barry, a partner

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                     CHARMEL LIMITED PARTNERSHIP

                                     By:  Charmel Enterprises, Inc.

                                          By:   /s/ Charles Barry
                                             -----------------------------------
                                                    Charles Barry, President

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                     CHARMEL ENTERPRISES, INC.

                                     By:  /s/ Charles Barry
                                        ----------------------------------------
                                          Charles Barry, President

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Richard Fitzgerald
                                     -------------------------------------------
                                     Richard Fitzgerald

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Charles Barry
                                     -------------------------------------------
                                     Charles Barry

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Melanie Barry
                                     -------------------------------------------
                                     Melanie Barry

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                     ARBITRADE LLC

                                     By:  /s/ Gary Sobczak
                                        ----------------------------------------
                                          Gary Sobczak
                                          Chief Financial Officer

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                     ARBITRADE HOLDINGS LLC

                                     By:  /s/ Gary Sobczak
                                        ----------------------------------------
                                          Gary Sobczak
                                          Chief Financial Officer

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                     DEEPHAVEN OPPORTUNITY TRADING FUND LP

                                     By:  Deephaven Investment Advisors LLC
                                            Its General Partner

                                     By:  /s/ Gary Sobczak
                                        ----------------------------------------
                                          Gary Sobczak
                                          Chief Financial Officer

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                     DEEPHAVEN INVESTMENT ADVISORS LLC

                                     By:  /s/ Gary Sobczak
                                        ----------------------------------------
                                          Gary Sobczak
                                          Chief Financial Officer

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Irvin Kessler
                                     -------------------------------------------
                                     Irvin Kessler

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Efraim Guildon
                                     -------------------------------------------
                                     Efraim Guildon

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Peter Hajas
                                     -------------------------------------------
                                     Peter Hajas

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Mark Lyons
                                     -------------------------------------------
                                     Mark Lyons

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 9, 1999

                                          /s/ Merrill Ferguson
                                     -------------------------------------------
                                     Merrill Ferguson

                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING

         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.

                                          /s/ Bruce E. Hendry
                                     -------------------------------------------
                                     Bruce E. Hendry

                                          /s/ Marc H. Kozberg
                                     -------------------------------------------
                                     Marc H. Kozberg

                                          /s/ Demtre Nicoloff
                                     -------------------------------------------
                                     Dr. Demetre Nicoloff

                                          /s/ G. James Spinner
                                     -------------------------------------------
                                     G. James Spinner

                                          /s/ Robert H. Paymar
                                     -------------------------------------------
                                     Robert H. Paymar

                                          /s/ Stanley I. Barenbaum
                                     -------------------------------------------
                                     Stanley I. Barenbaum

                                          /s/ James A. Potter
                                     -------------------------------------------
                                      James A. Potter

                                          /s/ Susan N. Potter
                                     -------------------------------------------
                                     Susan N. Potter

                                     SUMMIT CAPITAL APPRECIATION FUND LP

                                     By:  SCA Management Partners L.L.P.

                                          By:  /s/ Marc H. Kozberg
                                             -----------------------------------
                                               Marc H. Kozberg, a partner

                                     SCA MANAGEMENT PARTNERS, L.L.P.

                                     By:  /s/ Marc H. Kozberg
                                        ----------------------------------------
                                          Marc H. Kozberg, a partner

                                     THE TEMPLE COMPANY, L.L.P.

                                     By:  /s/ Charles Barry
                                        ----------------------------------------
                                          Charles Barry, a partner

                                     CHARMEL LIMITED PARTNERSHIP

                                     By:  Charmel Enterprises, Inc.

                                          By:  /s/ Charles Barry
                                            ------------------------------------
                                               Charles Barry, President

                                     CHARMEL ENTERPRISES, INC.

                                          By: /s/ Charles Barry
                                     -------------------------------------------
                                     Charles Barry, President

                                          /s/ Richard Fitzgerald
                                     -------------------------------------------
                                     Richard Fitzgerald

                                          /s/ Charles Barry
                                     -------------------------------------------
                                     Charles Barry

                                          /s/ Melanie Barry
                                     -------------------------------------------
                                     Melanie Barry

                                     ARBITRADE LLC

                                     By:  /s/ Gary Sobczak
                                        ----------------------------------------
                                          Gary Sobczak
                                          Chief Financial Officer

                                     ARBITRADE HOLDINGS LLC

                                     By:  /s/ Gary Sobczak
                                        ----------------------------------------
                                          Gary Sobczak
                                          Chief Financial Officer

                                     DEEPHAVEN OPPORTUNITY TRADING FUND LP

                                     By:  Deephaven Investment Advisors LLC
                                            Its General Partner

                                     By:  /s/ Gary Sobczak
                                        ----------------------------------------
                                          Gary Sobczak
                                          Chief Financial Officer

                                     DEEPHAVEN INVESTMENT ADVISORS LLC

                                     By:  /s/ Gary Sobczak
                                        ----------------------------------------
                                          Gary Sobczak
                                          Chief Financial Officer

                                          /s/ Irvin Kessler
                                     -------------------------------------------
                                     Irvin Kessler

                                          /s/ Efraim Guildon
                                     -------------------------------------------
                                     Efraim Guildon

                                          /s/ Peter Hajas
                                     -------------------------------------------
                                     Peter Hajas

                                          /s/ Mark Lyons
                                     -------------------------------------------
                                     Mark Lyons

                                          /s/ Merrill Ferguson
                                     -------------------------------------------
                                     Merrill Ferguson